SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission file number 001-14540

Deutsche Telekom AG
(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,
53113 Bonn,
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

T-MOBILE USA REPORTS THIRD QUARTER 2009 RESULTS

$1.56 billion Operating Income Before Depreciation and Amortization (“OIBDA”) in the third quarter of 2009, up from $1.53 billion in the third quarter of 2008; OIBDA margin of 33% in the third quarter of 2009.

Cash Cost Per User (“CCPU”) of $23 during the third quarter of 2009, compared to $25 in the third quarter of 2008.
Aggressive build out of the 3G network continues with coverage reaching 167 million people, an increase of almost 50% in the quarter.
Expanded adoption of data devices with 2.8 million 3G capable converged devices now on the T-Mobile USA network.
Continued recognition in the third quarter of 2009 for industry leading wireless retail sales satisfaction and wireless customer care performance by J.D. Power and Associates.
Total customers declined by 77,000 in the third quarter of 2009, compared to 670,000 net customer additions in the third quarter of 2008.

BELLEVUE, Wash., November 5, 2009 -- T-Mobile USA, Inc. (“T-Mobile USA”) today reported third quarter of 2009 results.  In the third quarter of 2009, T-Mobile USA reported OIBDA of $1.56 billion, essentially in line with the second quarter of 2009 and the third quarter of 2008, with an OIBDA margin of 33%.  Additionally, T-Mobile USA reported CCPU of $23, an increase in 3G capable converged device users, and an increase in 3G coverage by almost 50% to 167 million people.

"In the quarter we took deliberate steps to align our operational cost structure to market realities while reasserting our position as the value leader in wireless," said Robert Dotson, president and CEO, T-Mobile USA.  "We've made tremendous progress with our nationwide rollout of 3G.  Over six months we will have almost doubled our high-speed coverage with a goal of reaching 200 million consumers by the end of December.  That coverage is now accompanied by a rich data experience with the broadest array of 3G Android devices of any wireless carrier.  Lastly, we've introduced our new Even More plans that can cut wireless consumers' bills in half relative to AT&T and Verizon.  These plans make available affordable unlimited nationwide calling, texting and data services to customers coast to coast.”

"The building blocks are coming into place for our U.S. business to take full advantage of the sizeable opportunities available to us in wireless data," said Rene Obermann, CEO, Deutsche Telekom.  "I am pleased with the continued progress on building out our 3G network.  The team has expanded distribution, bringing T-Mobile products and services to more people in more places.  The team is also exercising sound cost management with a focus on solid margins in a challenging environment."

Customers

T-Mobile USA served 33.4 million customers at the end of the third quarter of 2009 down slightly from 33.5 million at the end of the second quarter of 2009, but up from 32.1 million at the end of the third quarter of 2008.

In the third quarter of 2009, total customers declined by 77,000, compared to net customer additions of 325,000 in the second quarter of 2009 and 670,000 in the third quarter of 2008.  The number of contract customers declined by 140,000 in the third quarter of 2009.

Compared to the second quarter of 2009, the number of net new customer additions decreased due to higher churn of contract customers, as explained below.
The number of net new customer additions decreased compared to the third quarter of 2008 due primarily to fewer gross customer additions and higher churn from FlexPaysm customers.
Prepaid net customer additions, including wholesale customers, were 63,000 in the third quarter of 2009, down from 268,000 in the second quarter of 2009 and 377,000 in the third quarter of 2008.
Lower wholesale net customer additions were the primary reason for lower sequential prepaid additions. Wholesale customers totaled 1.6 million at September 30, 2009.
Contract customers comprised 80% of T-Mobile USA’s total customer base at September 30, 2009, compared to 81% in the second quarter of 2009 and 83% in the third quarter of 2008.

Churn
Contract churn was 2.4% in the third quarter of 2009, up from 2.2% in the second quarter of 2009 and consistent with 2.4% in the third quarter of 2008.

Contract churn increased in the third quarter of 2009 compared to the second quarter of 2009, due in part to competitive intensity, including handset innovation, and the seasonal impact from the “back-to-school” window.

Blended churn, including both contract and prepaid customers, was 3.4% in the third quarter of 2009, up from 3.1% in the second quarter of 2009 and 3.0% in the third quarter of 2008.
Sequentially and year-over-year prepaid churn increased in particular due to wholesale and FlexPay no-contract.

OIBDA and Net Income
T-Mobile USA reported OIBDA of $1.56 billion in the third quarter of 2009, compared to $1.60 billion in the second quarter of 2009 and $1.53 billion in the third quarter of 2008.

The sequential decrease in OIBDA was due primarily to lower ARPU, as described below.  Year-over-year OIBDA increased as lower customer revenues were offset by lower customer acquisition costs and lower costs of serving customers.

OIBDA margin (as defined in Note 6 to the Selected Data, below) was 33% in the third quarter of 2009, down slightly from 34% in the second quarter of 2009 and improved from 31% in the third quarter of 2008.

Net income for the third quarter of 2009 was $417 million, compared to $425 million in the second quarter of 2009 and $442 million in the third quarter of 2008.

Revenue

Service revenues (as defined in Note 1 to the Selected Data, below) were $4.73 billion in the third quarter of 2009, down from $4.77 billion in the second quarter of 2009 and $4.91 billion in the third quarter of 2008.

The sequential and year-over-year decrease in service revenue in the third quarter of 2009 was primarily due to the fall in ARPU, as described below.

Total revenues, including service, equipment, and other revenues were $5.38 billion in the third quarter of 2009, up from $5.34 billion in the second quarter of 2009 and down from $5.51 billion in the third quarter of 2008.

Sequentially, the increase was driven by higher equipment sales revenue partially related to distribution growth and an expanded data device lineup.  Compared to the third quarter of 2008, higher equipment sales revenues in the third quarter of 2009 were offset by lower service revenues.

ARPU

Blended Average Revenue Per User (“ARPU” as defined in Note 1 to the Selected Data, below) was $47 in the third quarter of 2009, down from than $48 in the second quarter of 2009 and $52 in the third quarter of 2008.

Contract ARPU was $52 in the third quarter of 2009, in line with the second quarter of 2009, but down from $55 in the third quarter of 2008.
Contract ARPU year-over-year decreased as growth in data services was offset by fewer higher-ARPU customers due to competitive intensity, customers moving to unlimited plans, and less roaming.
Prepaid ARPU was $20 in the third quarter of 2009, down from $21 in the second quarter of 2009 and $24 in the third quarter of 2008.
The decrease in prepaid ARPU is due to fewer Flexpay no-contract customers.

Data services revenue (as defined in Notes 1 and 8 to the Selected Data, below) was $1.0 billion in the third quarter of 2009, representing 21.1% of blended ARPU, or $10.00 per customer, up from 20.8% of blended ARPU, or $9.90 per customer in the second quarter of 2009, and 17.3% of blended ARPU, or $8.90 per customer in the third quarter of 2008. Data services revenue increased 18% year-over-year.

2.8 million 3G-capable converged devices (such as the T-Mobile® MyTouchTM, T-Mobile® G1TM, and the T-Mobile® Dash 3GTM) were on the T-Mobile USA network at the end of the third quarter of 2009, an increase of 33% from the second quarter of 2009.

The increase of 3G-capable converged devices and the continued build-out of the 3G network is driving internet access revenue growth with the increased adoption of 3G data plans, offset partially by a decrease in messaging revenue.

Messaging revenue continued to be a significant component of data ARPU, with the total number of messages carried on the network increasing to 75 billion in the third quarter of 2009, compared to 74 billion in second quarter of 2009 and 49 billion in the third quarter of 2008.

CPGA and CCPU

The average cost of acquiring a customer, Cost Per Gross Add (“CPGA” as defined in Note 4 to the Selected Data, below) was $290 in the third quarter of 2009, up from $270 in the second quarter of 2009 and in line with third quarter of 2008.

CPGA increased in the third quarter of 2009 compared to the second quarter of 2009.  This was primarily related to higher acquisition costs due to increased customer adoption of 3G converged data devices.

The average cash cost of serving customers, Cash Cost Per User (“CCPU” as defined in Note 3 to the Selected Data, below), was $23 per customer per month in the third quarter of 2009, in line with the second quarter of 2009 and down from $25 in the third quarter of 2008.

Year-over-year CCPU decreased due to cost saving initiatives and the customer base moving towards lower ARPU products which incur lower servicing costs.  Both of these items more than offset higher network costs related to the 3G network build.

Compared to the third quarter of 2008, all components of CCPU (network costs, general and administrative, and subsidy loss unrelated to customer acquisition) decreased in absolute terms.

Capital Expenditures

Cash capital expenditures (as defined in Note 7 to the Selected Data, below) were $787 million in the third quarter of 2009, compared to $1.08 billion in the second quarter of 2009 and $956 million in the third quarter of 2008.

The decrease in cash capital expenditures in the third quarter of 2009 was a result of timing of network build, with a continued focus on enhancing and expanding the national coverage of the UMTS/HSPA (3G) network during the quarter.

T-Mobile USA’s 3G network now reaches 167 million people, and is continuing to grow. Furthermore, the entire 3G network will be HSPA 7.2 Mbps (megabits per second) enabled by year end.
In September, T-Mobile USA launched a trial of HSPA+ technology with a maximum download speed of up to 21 Mbps in Philadelphia.

Stick Together Highlights

On August 13, 2009, T-Mobile USA achieved the highest ranking in a tie for the J.D. Power and Associates 2009 Wireless Customer Care Performance StudySM – Volume 2.  Since 2004, T-Mobile USA has received the highest ranking, including two ties, in nine of the last 10 Customer Care Performance Studies conducted by J.D. Power and Associates.

In August T-Mobile USA’s products and services started being offered in more than 4,000 RadioShack stores across the U.S. and Puerto Rico, almost doubling our national retail distribution network.

On September 17, 2009, T-Mobile USA received the highest ranking among national wireless carriers in the J.D. Power and Associates 2009 Wireless Retail Sales Satisfaction StudySM – Volume 2.  The award further reflects T-Mobile’s continued achievements for overall customer experiences, whether in-store, online or on the phone.

On October 21, 2009, T-Mobile USA announced the fourth quarter of 2009 availability of the BlackBerry® Bold™ 9700 with Wi-Fi Calling from T-Mobile.  It will be the first 3G-powered BlackBerry smartphone available through T-Mobile USA, adding to the holiday lineup of 3G converged devices such as the T-Mobile® myTouchTM and recently announced Samsung Behold® II.  Additionally, on November 2, 2009, T-Mobile USA launched the national availability of the MotorolaTM CLIQTM.  This is the first AndroidTM-powered device with MOTOBLURTM, a solution developed to manage and integrate communication sources together on the home screen.

On October 25, 2009, T-Mobile USA unveiled its new ‘Even More’ and ‘Even More Plus’ rate plans.  These plans respond to customers needs for affordable nationwide calling, texting, and data plans; while providing new ways to get new phones and data devices with equipment installment plans.

T-Mobile USA is the U.S. wireless operation of Deutsche Telekom AG (NYSE: DT). In order to provide comparability with the results of other US wireless carriers, all financial amounts are in US dollars and are based on accounting principles generally accepted in the United States (“GAAP”).  T-Mobile USA results are included in the consolidated results of Deutsche Telekom, but differ from the information contained herein as Deutsche Telekom reports financial results in Euros and in accordance with International Financial Reporting Standards (IFRS).

This press release includes non-GAAP financial measures. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP.  Reconciliations from the non-GAAP financial measures to the most directly comparable GAAP financial measures are provided below following Selected Data and the financial statements.

SELECTED DATA FOR T-MOBILE USA

(thousands)	Q3 09	Q2 09	Q1 09	Full Year 2008	Q4 08	Q3 08
Customers, end of period2	33,420	33,497	33,173	32,758	32,758	32,136
Thereof contract customers	26,882	27,022	26,966	26,806	26,806	26,539
Thereof prepaid customers	6,538	6,475	6,207	5,952	5,952	5,597
Net customer (losses) / additions	(77)	325	415	2,940	621	670
Acquired customers	-	-	-	1,132	-	-

Minutes of use/contract customer/month	1,160	1,150	1,130	1,150	1,130	1,140
Contract churn	2.40%	2.20%	2.30%	2.10%	2.40%	2.40%
Blended churn	3.40%	3.10%	3.10%	2.90%	3.30%	3.00%

($)
ARPU (blended) 1	47	48	48	51	50	52
ARPU (contract)	52	52	52	55	54	55
ARPU (prepaid)	20	21	21	23	23	24
Data ARPU (blended) 8	10.00	9.90	9.40	8.90	9.30	8.90
Cost of serving (CCPU)3,9	23	23	24	25	25	25
Cost per gross add (CPGA)4	290	270	300	290	270	290

($ million)
Total revenues	5,380	5,342	5,398	21,885	5,722	5,506
Service revenues1	4,733	4,766	4,774	19,242	4,904	4,911
OIBDA5	1,556	1,601	1,383	6,123	1,568	1,531
OIBDA margin 6	33%	34%	29%	32%	32%	31%
Capital expenditures7	787	1,078	1,125	3,603	895	956

Since all companies do not calculate these figures in the same manner, the information contained in this press release may not be comparable to similarly titled measures reported by other companies.

1
Average Revenue Per User (“ARPU”) represents the average monthly service revenue we earn from our customers.  ARPU is calculated by dividing service revenues for the specified period by the average customers during the period, and further dividing by the number of months in the period.  We believe ARPU provides management with useful information to evaluate the revenues generated from our customer base.  Service revenues include contract, prepaid, and roaming and other service revenues, and do not include equipment sales and other revenues. Data services revenues (including messaging and non-messaging revenue) are a component of service revenues.  Within the consolidated financial statements below, other revenues include co-location rental income and, through 2008, wholesale revenues from the usage of our network in California, Nevada, and New York by AT&T customers, among other items, and are therefore not included in ARPU.

2
A customer is defined as a SIM card with a unique mobile identity number which generates revenue. Contract customers and prepaid customers include FlexPay customers depending on the type of rate plan selected. FlexPay customers with a contract are included in contract customers, and FlexPay customers without a contract are included in prepaid customers.  Wholesale customers are included in prepaid customers as they most closely align with this customer segment.  Machine-to-machine customers have contracts and are therefore included in contract customers.

3
The average cash cost of serving customers, or Cash Cost Per User (“CCPU”) is a non-GAAP financial measure and includes all network and general and administrative costs as well as the subsidy loss unrelated to customer acquisition.  Subsidy loss unrelated to customer acquisition includes upgrade handset costs for existing customers offset by upgrade equipment revenues and other related direct costs.  This measure is calculated as a per month average by dividing the total costs for the specified period by the average total customers during the period and further dividing by the number of months in the period. We believe that CCPU, which is a measure of the costs of serving a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

4
Cost Per Gross Add (“CPGA”) is a non-GAAP financial measure and is calculated by dividing the costs of acquiring a new customer, consisting of customer acquisition costs plus the subsidy loss related to customer acquisition for the specified period, by gross customers added during the period. Subsidy loss related to customer acquisition consists primarily of the excess of handset and accessory costs over related revenues incurred to acquire new customers.  We believe that CPGA, which is a measure of the cost of acquiring a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

5.
Operating Income Before Interest, Depreciation and Amortization (“OIBDA”) is a non-GAAP financial measure, which we define as operating income before depreciation and amortization.  In a capital-intensive industry such as wireless telecommunications, we believe OIBDA, as well as the associated percentage margin calculation, to be meaningful measures of our operating performance. OIBDA should not be construed as an alternative to operating income or net income as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity.  We use OIBDA as an integral part of our planning and internal financial reporting processes, to evaluate the performance of our business by senior management and to compare our performance with that of many of our competitors.  We believe that operating income is the financial measure calculated and presented in accordance with GAAP that is the most directly comparable to OIBDA.  OIBDA is not adjusted for integration costs of T-Mobile’s acquisition of SunCom Wireless in February of 2008.

6.	OIBDA margin is a non-GAAP financial measure, which we define as OIBDA (as described in Note 5 above) divided by service revenues.

7	Capital expenditures consist of amounts paid by T-Mobile USA for purchases of property and equipment.

8
Data ARPU is defined as total data revenues divided by average total customers during the period.  Total data revenues include data revenues from contract customers, prepaid customers, Wi-Fi revenues and data roaming revenues.  The relative fair value of data revenues from unlimited voice and data plans are included in total data revenues.

9	Certain of the comparative figures in the prior period have been reclassified to conform to the current period CCPU presentation.

T-MOBILE USA
Condensed Consolidated Balance Sheets
(dollars in millions)
(unaudited)

	September 30,	December 31,
	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$ 67	$ 306
Receivables from affiliates	611	113
Accounts receivable, net of allowances of $314 and $291, respectively	2,621	2,809
Inventory	915	931
Current portion of net deferred tax assets	1,259	1,148
Other current assets	580	644
Total current assets	6,053	5,951
Property and equipment, net of accumulated depreciation of $11,988
and $10,830, respectively	12,925	12,600
Goodwill	12,025	12,011
Spectrum licenses	15,244	15,254
Other intangible assets, net of accumulated amortization of $98 and $562, respectively	172	212
Long-term investments and other assets	243	262
	$ 46,662	$ 46,290

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$ 3,039	$ 4,057
Current payables to affiliates	5,536	1,557
Other current liabilities	343	364
Total current liabilities	8,918	5,978

Long-term payables to affiliates	9,181	13,850
Deferred tax liabilities	3,217	2,452
Other long-term liabilities	1,403	1,227
Total long-term liabilities	13,801	17,529

Commitments and contingencies

Stockholder’s equity:
Common stock and additional paid-in capital	36,594	36,594
Accumulated other comprehensive loss	8	-
Accumulated deficit	(12,742)	(13,906)
Total stockholder’s equity	23,844	22,688
Noncontrolling interest	99	95
Total equity	23,943	22,783
	$ 46,662	$ 46,290

T-MOBILE USA
Condensed Consolidated Statements of Operations
(dollars in millions)
(unaudited)

Quarter Ended September 30, 2009		Quarter Ended June 30, 2009	Quarter Ended September 30, 2008
Revenues: Contract	$ 4,197	$ 4,211	$ 4,342
Prepaid	382	396	382
Roaming and other services	154	159	187
Equipment sales*	602	535	542
Other*	45	41	53
Total revenues	5,380	5,342	5,506
Operating expenses:
Network	1,261	1,236	1,284
Cost of equipment sales*	937	862	858
General and administrative*	827	852	927
Customer acquisition	799	791	906
Depreciation and amortization	713	723	678
Total operating expenses	4,537	4,464	4,653
Operating income	843	878	853
Other expense, net	(175)	(191)	(128)
Income before income taxes	668	687	725
Income tax expense	(251)	(262)	(283)
Net income	417	425	442
Other comprehensive loss, net of tax:
Unrealized loss on available-for-sale securities	-	8	-
Total comprehensive income	$ 417	$ 417	$ 442

*  Certain of the comparative figures in the prior periods have been reclassified to conform to the current period presentation.

T-MOBILE USA
Condensed Consolidated Statements of Cash Flows
(dollars in millions)
(unaudited)

	Quarter Ended September 30, 2009	Quarter Ended September 30, 2008
Operating activities:
Net income	$417	$442
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	713	678
Income taxexpense	251	283
Bad debt expense	128	140
Other, net	46	54
Changes in operating assets and liabilities:
Accounts receivable	(146)	(156)
Inventory	58	(76)
Other current and non-current assets	11	(15)
Accounts payable and accrued liabilities	7	131
Net cash provided by operating activities	1,485	1,481
Investing activities:
Purchases of property and equipment	(787)	(956)
Purchase of intangible assets	(10)	(33)
Short-term affiliate loan receivable, net	(850)	(475)
Other, net………………………………………………………....	2	(1)
Net cash used in investing activities	(1,645)	(1,465)
Financing activities:
Long-term debt borrowings from affiliates …	-	750
Long-term debt repayment to affiliates	(50)	(825)
Other, net	-	1
Net cash used in financing activities	(50)	(74)

Change in cash and cash equivalents	(210)	(58)
Cash and cash equivalents, beginning of period	277	218
Cash and cash equivalents, end of period	$67	$160

Non-cash investing and financing activities with affiliates:

In the third quarter of 2009, T-Mobile USA remitted $850 million to affiliates as a short-term receivable. $250 million of the cash outflow was used during the period as settlement of debt upon maturity.

In the third quarter of 2008, T-Mobile USA remitted $475 million to affiliates as a short term receivable. $400 million of the cash outflow, together with $825 million cash was used during the period as settlement of debt in line with the repayment schedule.

T-MOBILE USA
Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures
(dollars in millions, except for CPGA and CCPU)
(unaudited)

OIBDA is reconciled to operating income as follows:

	Q3 2009	Q2 2009	Q1 2009	Full Year 2008	Q4 2008	Q3 2008
OIBDA	$1,556	$1,601	$1,383	$6,123	$1,568	$1,531
Depreciation and amortization	(713)	(723)	(697)	(2,753)	(730)	(678)
Operating income	$843	$878	$686	$3,370	$838	$853

The following schedule reflects the CPGA calculation and provides a reconciliation of cost of acquiring customers used for the CPGA calculation to customer acquisition costs reported on our condensed consolidated statements of operations:
	Q3 2009	Q2 2009	Q1 2009	Full Year 2008	Q4 2008	Q3 2008
Customer acquisition costs	$799	$791	$851	$3,540	$897	$906

Plus: Subsidy loss
Equipment sales	(602)	(535)	(578)	(2,386)	(715)	(542)
Cost of equipment sales	937	862	1,013	3,647	1,056	858
Total subsidy loss	335	327	435	1,261	341	316
Less: Subsidy loss unrelated to customer acquisition	(164)	(184)	(251)	(734)	(214)	(178)
Subsidy loss related to customer acquisition	171	143	184	527	127	138
Cost of acquiring customers	$970	$934	$1,035	$4,067	$1,024	$1,044

CPGA ($ / new customer added)	$290	$270	$300	$290	$270	$290

T-MOBILE USA
Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures
(dollars in millions, except for CPGA and CCPU)
(unaudited)

The following schedule reflects the CCPU calculation and provides a reconciliation of the cost of serving customers used for the CCPU calculation to total network costs plus general and administrative costs reported on our condensed consolidated statements of operations:

	Q3 2009	Q2 2009	Q1 2009	Full Year 2008	Q4 2008	Q3 2008
Network costs	$1,261	$1,236	$1,249	$5,007	$1,286	$1,284
General and administrative costs*	827	852	902	3,569	916	927
Total network and general and administrative costs*	2,088	2,088	2,151	8,576	2,202	2,211
Plus: Subsidy loss unrelated to customer acquisition*	164	184	251	734	214	178
Total cost of serving customers*	$2,252	$2,272	$2,402	$9,310	$2,416	$2,389

CCPU ($ / customer per month)*	$23	$23	$24	$25	$25	$25

* Certain of the comparative figures in prior periods have been reclassified to conform to the current period CCPU presentation.

About T-Mobile USA:
Based in Bellevue, Wash., T-Mobile USA, Inc. is the U.S. wireless operation of Deutsche Telekom AG (NYSE: DT). By the end of the third quarter of 2009, almost 151 million mobile customers were served by the mobile communication segments of the Deutsche Telekom group — 33.4 million by T-Mobile USA — all via a common technology platform based on GSM and UMTS, the world’s most widely-used digital wireless standards. T-Mobile USA’s innovative wireless products and services help empower people to connect to those who matter most. Multiple independent research studies continue to rank T-Mobile USA among the highest in numerous regions throughout the U.S. in wireless customer care and call quality. For more information, please visit http://www.T-Mobile.com. T-Mobile is a federally registered trademark of Deutsche Telekom AG.  For further information on Deutsche Telekom, please visit www.telekom.de/investor-relations.

Press Contacts:                                                                          Investor Relations Contacts:

Michael Lange                                                                          Investor Relations Bonn
Deutsche Telekom                                                                   Deutsche Telekom
+49 228.936.31717                                                                 +49 228.181.88880

Andreas Leigers                                                               Nils Paellmann
Deutsche Telekom                                                            Investor Relations New York
+49 228.181.4949                                                             Deutsche Telekom
+1 212.424.2951
+1 877.DT SHARE (toll-free)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Raphael Kübler
Name:	Raphael Kübler
Title:	Senior Vice President Controlling and Accounting

Date: November 6, 2009